RESOLUTIONS FROM THE BOARD OF TRUSTEES MEETING

HELD ON MAY 13, 2015

RESOLVED, that the proper officers of Equinox Funds Trust (“Trust”) be, and hereby are, authorized and directed to acquire Fidelity Bond coverage, which covers the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (“SEC”) under Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”); and it is further

RESOLVED, that the Trust shall be an insured under a Fidelity Bond in an amount which is to be determined by the proper officer(s) of the Trust as necessary and appropriate, covering, among others, officers and employees of the Trust in accordance with the requirements of the 1940 Act after having given due consideration to all of the factors deemed relevant by the 1940 Act and the Board of Trustees, including the value of the aggregate assets of each series of the Trust to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held; and it is further

RESOLVED, that the proper officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Fidelity Bond to remain in compliance with the 1940 Act and the rules thereunder; and it is further

RESOLVED, that the proper officers of the Trust be, and each hereby is, authorized to make all filings with the SEC and to give all notices on behalf of the Trust required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act.